Exhibit 99.1

CooTek Announces Fourth Quarter and Full Year 2018 Unaudited Results

SHANGHAI, China, March 7, 2019 — CooTek (Cayman) Inc. (NYSE: CTK) (“CooTek” or the “Company”), a fast-growing global mobile internet company, today reported unaudited financial results for the fourth quarter and full year ended December 31, 2018.

Fourth Quarter 2018 Financial Highlights

•                      Net revenue was US$47.0 million, an increase of 147% from US$19.0 million during the same period last year.

•                      Gross profit was US$43.6 million, an increase of 212% from US$14.0 million during the same period last year. Gross profit margin was 92.6%, an increase of 19.3% year-over-year.

•                      Net income was US$4.1 million, compared to a net loss of US$2.3 million during the same period last year.

•                      Adjusted net income1 (Non-GAAP) was US$4.9 million, compared to adjusted net loss (Non-GAAP) of US$2.0 million during the same period last year.

Full Year 2018 Financial Highlights

•                      Net revenue for the full year 2018 was US$134.1 million, an increase of 259% from US$37.3 million in 2017.

•                      Gross profit was US$119.2 million, an increase of 592% from US$17.2 million in 2017. Gross profit margin was 88.9%, compared to 46.2% in 2017, an increase of 42.7% year-over-year.

•                      Net income was US$10.4 million, compared to a net loss of US$23.7 million last year.

•                      Adjusted net income (Non-GAAP) was US$12.7 million, compared to adjusted net loss (Non-GAAP) of US$21.2 million in 2017.

Fourth Quarter and Full Year 2018 Operational Highlights

•                      The average daily active users (“DAUs”) of the Company’s global products2 were 157.7 million in December 2018 compared to 104.8 million in December 2017, an increase of 50% year-over-year.

•                      The average monthly active users (“MAUs”) of the Company’s global products2 were 236.6 million in December 2018 compared to 157.6 million in December 2017, an increase of 50% year-over-year.

•                      The average DAUs of the Company’s portfolio products3 were 16.9 million in December 2018 compared to 2.9 million in December 2017, an increase of 483% year-over-year.

•                      The average MAUs of the Company’s portfolio products3 were 46.1 million in December 2018 compared to 9.4 million in December 2017, an increase of 390% year-over-year.

1  “Adjusted net income” (Non-GAAP) is a non-GAAP measure, which is defined as net income excluding share-based compensation and compensation expense related to ordinary share repurchase. For further information, please see “Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” at the bottom of this release.

2  “global products” is to the mobile applications that we develop and provide to our users and business partners, which excludes TouchPal Phonebook. TouchPal Phonebook targets the Chinese domestic market and is different from TouchPal Smart Input and portfolio products that are designed for the global market (including China).

3  “portfolio products” is to the mobile applications that we develop and provide to our users and business partners, which exclude TouchPal Smart Input and TouchPal Phonebook.

•                      The user engagement4 of the Company’s portfolio products in December 2018 was approximately 37%, a 4% increase when compared to September 2018.

•                      The average DAUs of TouchPal Smart Input were 140.8 million in December 2018 compared to 101.9 million in December 2017, an increase of 38% year-over-year.

•                      The average MAUs of TouchPal Smart Input were 190.5 million in December 2018 compared to 148.2 million in December 2017, an increase of 29% year-over-year.

•                      The user engagement of TouchPal Smart Input in December 2018 was approximately 74%, flat when compared to September 2018.

	Portfolio Products			TouchPal Smart Input
	DAUs	MAUs	User Engagement	DAUs	MAUs	User Engagement
Mar’ 17	0.1	0.5	20.0%	61.7	96.6	63.9%
Jun’ 17	0.3	0.8	37.5%	75.3	113.8	66.2%
Sep’17	0.7	2.3	30.4%	88.7	131.6	67.4%
Dec’17	2.9	9.4	30.9%	101.9	148.2	68.8%
Mar’ 18	4.6	14.4	31.9%	115.7	161.6	71.6%
Jun’ 18	7.3	22.2	32.9%	125.4	171.7	73.0%
Sep’18	11.0	33.7	32.6%	132.9	180.0	73.8%
Dec’18	16.9	46.1	36.7%	140.8	190.5	73.9%

•                      Portfolio products continued to be the main driver of revenue growth, contributing nearly 70% to the total revenue.

“We are very excited with the progress we made in the fourth quarter of 2018,” commented Mr. Karl Zhang, CooTek Co-Founder and Chairman. “Revenue reached US$47 million and, remarkably, the DAU of portfolio products reached nearly 17 million in December 2018, a growth of 54% quarter-over-quarter. Revenue for the whole year 2018 reached US$134 million, representing a growth of 259% year-over-year.”

“We achieved a critical milestone in 2018. The fast-growing DAUs of our content-rich portfolio products clearly proved the effectiveness of our strategy to be an AI-driven global content delivery platform. And I want to reemphasize that our strategy at this stage is still focused on growing our global user base, especially the DAUs of our content-rich portfolio products, in which we realize our mission to empower everyone to enjoy relevant content seamlessly,” concluded Mr. Zhang.

4  User engagement is calculated by dividing DAUs by MAUs of certain products for a certain period.

Fourth Quarter 2018 Financial Results

Net Revenue

(in US$ thousands, except percentage)	4Q 2018	3Q 2018	4Q 2017	QoQ % Change	YoY % Change
Mobile Advertising Revenue	46,487	36,332	17,614	28%	164%
Other Revenue	558	455	1,421	23%	(61)%
Total Net Revenue	47,045	36,787	19,035	28%	147%

Net revenue for the fourth quarter was US$47.0 million, an increase of 28% from US$36.8 million last quarter and 147% from US$19.0 million during the fourth quarter of 2017. The increases were primarily due to an increase in mobile advertising revenue.

Mobile advertising revenue for the fourth quarter was US$46.5 million, an increase of 28% from US$36.3 million last quarter and 164% from US$17.6 million during the fourth quarter of 2017. The increases were primarily due to the rapid growth in the number of DAUs of portfolio products.

Portfolio products accounted for approximately 70%, TouchPal Smart Input accounted for approximately 20% and TouchPal Phonebook accounted for approximately 10% of the mobile advertising revenue for the fourth quarter of 2018.

Cost and Operating Expenses

	4Q 2018		3Q 2018		4Q 2017
(in US$ thousands, except percentage)	US$	% of revenue	US$	% of revenue	US$	% of revenue	QoQ % Change	YoY % change
Cost of revenue	3,487	7%	3,408	9%	5,079	27%	2%	(31)%
Sales and marketing	31,600	67%	22,546	61%	9,837	52%	40%	221%
Research and development	5,833	12%	5,169	14%	3,594	19%	13%	62%
General and administrative	3,625	8%	2,962	8%	2,982	16%	22%	22%
Other operating income, net	(1,526)	(3)%	(13)	(0)%	(43)	(0)%	11,638%	3449%
Total Cost and Expenses	43,019	91%	34,072	93%	21,449	113%	26%	101%

Share-based compensation expenses by function
Cost of revenue	15	0.0%	15	0.0%	7	0.0%	0%	114%
Sales and marketing	55	0.1%	33	0.1%	18	0.1%	67%	206%
Research and development	621	1.3%	501	1.4%	130	0.7%	24%	378%
General and administrative	120	0.3%	109	0.3%	58	0.3%	10%	107%
Total share-based compensation expense	811	1.7%	658	1.8%	214	1.1%	23%	279%

Cost of revenue for the fourth quarter was US$3.5 million, a slight 2% increase from US$3.4 million in the third quarter of 2018 and a decrease of 31% from US$5.1 million during the same period last year. The sequential increase was primarily due to an increase in operational and maintenance expenses as the Company’s businesses expanded. The year-over-year decrease was mainly due to a decrease in VoIP-related expenses as a result of continuous improvement in telecommunication services utilization efficiency.

Gross profit for the fourth quarter was US$43.6 million, an increase of 30% from US$33.4 million last quarter and 212% from US$14.0 million during the same period last year. Gross profit margin was 92.6%, compared to 90.7% last quarter and 73.3% in the same period last year.

Sales and marketing expenses for the fourth quarter were US$31.6 million, an increase of 40% from US$22.5 million last quarter and 221% from US$9.8 million during the same period last year. As a percentage of total revenue, sales and marketing expenses accounted for 67%, compared to 61% last quarter and 52% during the same period last year. The sequential and year-on-year increases in sales and marketing expenses as a percentage of total net revenue were primarily because of the increased investment in user acquisition.

Research and development expenses for the fourth quarter were US$5.8 million, an increase of 13% from US$5.2 million last quarter and 62% from US$3.6 million during the same period last year. The sequential and year-on-year increases were primarily due to the increased cost associated with technology R&D staff. As a percentage of total net revenue, research and development expenses accounted for 12%, compared to 14% last quarter and 19% during the same period last year.

General and administrative expenses for the fourth quarter were US$3.6 million, an increase of 22% from US$3.0 million last quarter and 22% from US$3.0 million during the same period last year, mainly due to an increase in management and administration staff. As a percentage of total net revenue, general and administrative expenses accounted for 8%, compared to 8% last quarter and 16% during the same period last year.

Other operating income, net for the fourth quarter were US$1.5 million, an increase from US$0.01 million last quarter and US$0.04 million during the same period last year, mainly due to an increase in government subsidies the Company received.

Net income (loss) was US$4.1 million, an increase of 46% when compared to US$2.8 million last quarter, and a net loss of US$2.3 million during the same period last year.

Adjusted net income (loss), a non-GAAP financial measure, represents net income (loss) excluding share-based compensation,. Adjusted net income was US$4.9 million, an increase of 41% from US$3.5 million last quarter and an increase of US$6.9 million from adjusted net loss of USD2.0 million in the same period last year.

In US$ thousands, except percentage	4Q 2018	3Q 2018	4Q 2017	QoQ % Change	YoY % change
Net income (loss)	4,076	2,798	(2,253)	46%	/
Add: Share-based Compensation related to share options and restricted share units	811	658	214	23%	279%
Adjusted Net Income (Loss) (Non-GAAP)	4,887	3,456	(2,039)	41%	/

Basic and diluted net income per ADS were US$0.06 and US$0.06 in the fourth quarter of 2018, and basic and diluted Adjusted Net Income (Non-GAAP) per ADS were US$0.08 and US$0.07 in this period.

Cash Flow

Net cash inflow from operating activities during the fourth quarter of 2018 was US$13.3 million, an increase of 153% compared to US$5.3 million during the last quarter, and as compared to outflow from operations of US$1.2 million for the same period in 2017. The increase of net cash inflow from operating activities was the result of net income growth and working capital utilization improvements.

Net cash outflow from investing activities during the fourth quarter of 2018 was US$1.8 million, primarily attributable to the purchase of property and equipment.

Full Year 2018 Financial Results

Net Revenue

(in US$ thousands, except percentage)	2018	2017	YoY % Change
Mobile Advertising Revenue	131,287	35,033	275%
Other Revenue	2,823	2,302	23%
Total Net Revenue	134,110	37,335	259%

Net revenue for the full year 2018 was US$134.1 million, an increase of 259% from US$37.3 million in 2017, primarily due to the increase in the mobile advertising revenue.

Mobile advertising revenue for the full year 2018 was US$131.3 million, an increase of 275% from US$35.0 million in 2017, primarily due to the rapid growth in the number of DAUs of the portfolio products.

Portfolio products accounted for approximately 63%, TouchPal Smart Input accounted for approximately 22%, and TouchPal Phonebook contributed approximately 15% of mobile advertising revenue during full year 2018, compared to 20%, 49%, and 31% during full year 2017, respectively.

Cost and Operating Expenses

	2018		2017
(in US$ thousands, except		% of		% of
percentage)	US$	revenue	US$	revenue	YoY % change
Cost of revenue	14,933	11%	20,101	54%	(26)%
Sales and marketing	80,491	60%	20,161	54%	299%
Research and development	19,325	14%	12,868	35%	50%
General and administrative	10,729	8%	8,367	22%	28%
Other operating income, net	(1,609)	(1)%	(190)	(1)%	747%
Total Cost and Expenses	123,869	92%	61,307	164%	102%

Cost of revenue for the full year 2018 was US$14.9 million, a decrease of 26% from US$20.1 million in 2017, mainly due to a decrease in VoIP-related expenses as a result of the Company’s continuous improvement in telecommunication services utilization efficiency, which was partially offset by an increase in operational and maintenance cost.

Gross profit for the full year 2018 was US$119.2 million, an increase of 592% from US$17.2 million in 2017. Gross profit margin was 88.9%, compared to 46.2% in 2017.

Sales and marketing expenses for the full year 2018 were US$80.5 million, an increase of 299% from US$20.2 in 2017. As a percentage of total net revenue, sales and marketing expenses accounted for 60%, an increase from 54% in 2017, primarily due to increased investment in user acquisition.

Research and development expenses for the full year 2018 were US$19.3 million, an increase of 50% from US$12.9 million in 2017, mainly due to the increased costs associated with technology R&D staff. As a percentage of total net revenue, research and development expenses accounted for 14%, a decrease from 35% in 2017.

General and administrative expenses for the full year 2018 were US$10.7 million, an increase of 28% from US$8.4 million in 2017, primarily due to an increase in the management and administration staffs and professional service fees. As a percentage of total net revenue, general and administrative expenses accounted for 8%, a decrease from 22% in 2017.

Other operating income, net for the full year 2018 were US$1.6 million, an increase from US$0.2 million in 2017, mainly due to government subsidies the Company received.

Net income (loss) for the full year 2018 was US$10.4 million, compared to a net loss of US$23.7 million in 2017.

Adjusted net income (loss), a non-GAAP financial measure, represents net income (loss) excluding share-based compensation and compensation from ordinary share repurchase, Adjusted net income was US$12.7 million, an increase of US$34.0 million from adjusted net loss of US$21.2 million in 2017.

In US$ thousands, except percentage	2018	2017	YoY % change
Net income (loss)	10,386	(23,661)	/
Add: Share-based Compensation related to share options and restricted share units	2,359	877	169%
Compensation expense related to ordinary share repurchase	—	1,548	/
Adjusted net income (loss) (Non-GAAP)	12,745	(21,236)	/

Basic and diluted net income per ADS were US$0.17 and US$0.16 in 2018. Basic and diluted Adjusted Net Income (Non-GAAP) per ADS were US$0.21 and US$0.19 in 2018.

Cash Flow

Net cash inflow from operating activities in 2018 was US$23.1 million, compared to outflow from operations of US$28.0 million in 2017. Net cash inflow from operating activities in 2018 was primarily as a result of net income growth and working capital utilization improvements.

Net cash outflow from investing activities in 2018 was US$3.7 million, primarily attributable to the purchase of property and equipment.

Balance Sheet

As of December 31, 2018, Cash and cash equivalents was US$84.9 million compared to US$26.7 million as of December 31, 2017. The Company had no loans outstanding as all bank borrowings were repaid in the third quarter of 2018.

The net proceeds (excluding listing expenses) from the IPO of the Company is approximately US$45.1 million. The convertible redeemable preferred shares were converted into ordinary shares upon the completion of IPO on October 2, 2018.

Share Repurchase Plan

On November 26, 2018, the Company announced a new share repurchase program whereby the Company is authorized to repurchase its own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$15 million during the 12-month period from November 30, 2018. As of December 31, 2018, the Company has used an aggregate of US$2.5 million to repurchase 311,010 ADSs.

Business Outlook

For the first quarter of 2019, CooTek expects total revenue to be between US$40 million and US$42 million, representing 82% to 92% increase year-over-year.

Conference Call and Webcast

CooTek’s management team will host a conference call at 8:00am U.S. Eastern Time, (9:00pm Beijing/Hong Kong time) on March 7, 2019, following the results announcement.

The dial-in details for the live conference call are:

United States: 1-888-346-8982

Mainland China: 4001-201-203

Hong Kong: 800-905-945

International: 1-412-902-4272

Passcode: 10129102

Please dial in 15 minutes before the call is scheduled to begin. When prompted, ask to be connected to the CooTek (Cayman) Inc. call.

A live webcast and archive of the conference call will be available on the Investor Relations section of CooTek’s website at https://ir.cootek.com/.

About CooTek (Cayman) Inc.

CooTek is a fast-growing global mobile internet company. The mission of CooTek is to empower everyone to express themselves and enjoy relevant content seamlessly. The Company’s user-centric and data-driven approach has enabled it to release appealing products to capture mobile internet users’ ever-evolving content needs and helps it rapidly attract targeted users. Focusing on 5 verticals of fitness, lifestyle, healthcare, short videos and entertainment, CooTek has developed multiple rapidly growing content-rich portfolio apps with news feed to deliver relevant content.

Non-GAAP Financial Measure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), the Company uses non-GAAP financial measure of adjusted net income (loss) that is adjusted from results based on GAAP to exclude the impact of share-based compensation and compensation expense related to ordinary share repurchase. The measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

The Company believes that the non-GAAP measure help identify underlying financial and business trends relating to the Company’s results of operations that could otherwise be distorted by the effect of certain expenses that the Company include in (loss) income from operations and net (loss) income. By making the Company’s financial results comparable period over period, the Company believes adjusted net (loss) income provides useful information to better understand the Company’s historical business operations and future prospects and allows for greater visibility with respect to key metrics used by the management in financial and operational decision-making. In order to mitigate these limitations, the Company has provided specific information regarding the GAAP amounts excluded from the non-GAAP measure. The table at the bottom of this press release includes details on the reconciliation between GAAP financial measure that is most directly comparable to the non-GAAP financial measure the Company has presented.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. CooTek may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about CooTek’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: CooTek’s mission and strategies; future business development, financial conditions and results of operations; the expected growth of the mobile internet industry and mobile advertising industry; the expected growth of mobile advertising; expectations regarding demand for and market acceptance of our products and services; competition in mobile application and advertising industry; and relevant government policies and regulations relating to the industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and CooTek does not undertake any obligation to update such information, except as required under applicable law.

For investor enquiries, please contact:

CooTek (Cayman) Inc.

Jean Zhang

Email: IR@cootek.com

Christensen
In China
Mr. Christian Arnell
+86-10-5900-1548
carnell@christensenir.com

In US
Ms. Linda Bergkamp
+1-480-614-3004
lbergkamp@christensenir.com

CooTek (Cayman) INC.

Unaudited Condensed Consolidated Statement of Operations

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,
	2017	2018	2018	2017	2018
	US$	US$	US$	US$	US$
	(in thousands, except for share and per share data)
Net revenues	19,035	36,787	47,045	37,335	134,110
Cost of revenues	(5,079)	(3,408)	(3,487)	(20,101)	(14,933)
Gross Profit	13,956	33,379	43,558	17,234	119,177
Operating expenses:
Sales and marketing expenses	(9,837)	(22,546)	(31,600)	(20,161)	(80,491)
Research and development expenses	(3,594)	(5,169)	(5,833)	(12,868)	(19,325)
General and administrative expenses	(2,982)	(2,962)	(3,625)	(8,367)	(10,729)
Other operating income, net	43	13	1,526	190	1,609
Total operating expenses	(16,370)	(30,664)	(39,532)	(41,206)	(108,936)
(Loss) Income from operations	(2,414)	2,715	4,026	(23,972)	10,241
Interest income, net	150	37	107	482	215
Foreign exchange (loss) gain	11	46	(57)	(170)	(70)
(Loss) income before income taxes	(2,253)	2,798	4,076	(23,660)	10,386
Income tax expense	—	—	—	(1)	—
Net (loss) income	(2,253)	2,798	4,076	(23,661)	10,386
Net (loss) income per ordinary share
Basic	(0.003)	0.001	0.001	(0.03)	0.003
Diluted	(0.003)	0.001	0.001	(0.03)	0.003
Weighted average shares used in calculating net (loss) income per ordinary share
Basic	898,393,690	898,393,690	3,143,398,375	898,781,587	1,464,257,884
Diluted	898,393,690	1,038,101,836	3,259,214,404	898,781,587	1,591,094,630
Non-GAAP Financial Data
Adjusted Net (Loss) Income	(2,039)	3,456	4,887	(21,236)	12,745

Unaudited Condensed Consolidated Balance Sheets

(in thousands, except for share and per share data)

	As of
	December 31, 2017	December 31, 2018
	US$	US$

ASSETS
Current assets:
Cash and cash equivalents	26,720	84,860
Restricted cash	306	—
Accounts receivable, net of allowance for doubtful accounts of $1,295 and $1,286 as of December 31, 2017 and December 31, 2018, respectively	10,980	23,374
Amounts due from related parties	341	—
Prepaid expenses and other current assets	5,392	4,942
Total current assets	43,739	113,176
Long-term investments	—	500
Property and equipment, net	1,944	4,211
Amounts due from related parties-non-current	24	—
Other non-current assets	554	556
TOTAL ASSETS	46,261	118,443
LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	5,433	24,543
Short-term bank borrowings and current portion of long-term bank borrowings	3,193	—
Accrued salary and benefits	3,245	4,535
Accrued expenses and other current liabilities	2,422	3,582
Deferred revenue	522	344
Total current liabilities	14,815	33,004
Other non-current liabilities	—	878
TOTAL LIABILITIES	14,815	33,882

Unaudited Condensed Consolidated Balance Sheets (continued):

(in thousands, except for share and per share data)

	As of
	December 31, 2017	December 31, 2018
	US$	US$

Commitments
Convertible redeemable preferred shares	156,368	—

Shareholders’ equity (deficit) :
Ordinary shares (US$0.00001 par value; 2,920,061,989 shares authorized and 898,393,690 shares issued and outstanding as of December 31, 2017, and 15,000,000,000 shares authorized and 3,195,981,701 and 3,180,431,201 shares issued and outstanding as of December 31, 2018)	9	32
Treasury Stock (Nil and 15,550,500 shares as of December 31 2017 and 2018, respectively)	—	(2,499)
Additional paid-in capital	876	204,701
Accumulated deficit	(126,900)	(116,514)
Accumulated other comprehensive income (loss)	1,093	(1,159)
Total Shareholders’ Equity (Deficit)	(124,922)	84,561
TOTAL LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (DEFICIT)	46,261	118,443

Unaudited Condensed Consolidated Statement of Cash Flows

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,
	2017	2018	2018	2017	2018
	US$	US$	US$	US$	US$
	(in thousands)

Net cash (used in) provided by operating activities	(1,226)	5,265	13,300	(28,049)	23,105
Net cash used in investing activities	(351)	(915)	(1,791)	(1,758)	(3,654)
Net cash provided by (used in) financing activities	1,261	(2,463)	43,734	14,401	40,169
Net (decrease) increase in cash and cash equivalents	(316)	1,887	55,243	(15,406)	59,620
Cash, cash equivalents, and restricted cash at beginning of period	26,920	27,689	29,448	41,345	27,026
Effect of exchange rate changes on cash and cash equivalents	422	(128)	169	1,087	(1,786)
Cash, cash equivalents, and restricted cash at end of period	27,026	29,448	84,860	27,026	84,860

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended September 30			Year Ended
	December 31,	September 30,	December 31,	December 31,
	2017	2018	2018	2017	2018
	US$	US$	US$	US$	US$
	(in thousands, except for share and per share data)

Net (loss) income	(2,253)	2,798	4,076	(23,661)	10,386
Add:
Share-based compensation related to share options and restricted share units	214	658	811	877	2,359
Compensation expense related to ordinary share repurchase	—	—	—	1,548	—
Adjusted Net (Loss) Income (Non-GAAP)*	(2,039)	3,456	4,887	(21,236)	12,745

* The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.